Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 13, 2021

Relating to Preliminary Prospectus Supplement dated May 13, 2021

To Prospectus dated April 1, 2021
Shelf Registration Statement No. 333-254965-01

Pricing Term Sheet

Vornado Realty L.P.
$400,000,000 2.150% Notes due 2026
$350,000,000 3.400% Notes due 2031

Issuer:	Vornado Realty L.P.

Securities Offered:	2.150% Notes due 2026 (the “2026 Notes”) 3.400% Notes due 2031 (the “2031 Notes”)

Expected Security Ratings* (Moody’s/Standard & Poor’s/Fitch):	Baa2 / BBB- / BBB

Principal Amount:	2026 Notes: $400,000,000 aggregate principal amount 2031 Notes: $350,000,000 aggregate principal amount

Maturity Date:	2026 Notes: June 1, 2026 2031 Notes: June 1, 2031

Trade Date:	May 13, 2021

Settlement Date:	May 24, 2021 (T+7)

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2021

Coupon:	2026 Notes: 2.150% per annum 2031 Notes: 3.400% per annum

Benchmark Treasury:	2026 Notes: U.S. Treasury 0.750% due April 30, 2026 2031 Notes: U.S. Treasury 1.125% due February 15, 2031

Benchmark Treasury Price:	2026 Notes: 99-19 ¾ 2031 Notes: 95-09+

Benchmark Treasury Yield:	2026 Notes: 0.829% 2031 Notes: 1.649%

Spread to Benchmark Treasury:	2026 Notes: + 135 bps 2031 Notes: + 180 bps

Yield to Maturity:	2026 Notes: 2.179% 2031 Notes: 3.449%

Public Offering Price:	2026 Notes: 99.863% per note 2031 Notes: 99.587% per note

Net Proceeds:	$743,331,500 (after deducting the underwriting discount and before expenses associated with the transaction)

Redemption at Issuer Option:

We may redeem some or all of the 2026 Notes at any time and from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the notes being redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable in respect of such notes calculated as if the maturity date of such notes was May 1, 2026 (the date that is one month prior to the stated maturity date) (exclusive of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points; plus, in the case of each of (i) and (ii), accrued but unpaid interest to, but not including, the redemption date.

We may redeem some or all of the 2031 Notes at any time and from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the notes being redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable in respect of such notes calculated as if the maturity date of such notes was March 1, 2031 (the date that is three months prior to the stated maturity date) (exclusive of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points; plus, in the case of each of (i) and (ii), accrued but unpaid interest to, but not including, the redemption date.

Notwithstanding the foregoing, if the 2026 Notes are redeemed on or after May 1, 2026 (the date that is one month prior to the stated maturity date) or if the 2031 Notes are redeemed on or after March 1, 2031 (the date that is three months prior to the stated maturity date), the redemption price will be 100% of the aggregate principal amount of such notes being redeemed plus any accrued but unpaid interest on those notes to, but not including, the redemption date.

CUSIP/ISIN:	2026 Notes: 929043AK3 / US929043AK39 2031 Notes: 929043AL1 / US929043AL12

Joint Book-Running Managers:

Citigroup Global Markets Inc.
BMO Capital Markets Corp.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

Academy Securities, Inc.

BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Loop Capital Markets LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Vornado Realty L.P. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Vornado Realty L.P. has filed with the SEC for more complete information about Vornado Realty L.P. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, BMO Capital Markets Corp. toll-free at 1-866-864-7760, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Mizuho Securities USA LLC toll-free at 1-866-271-7403.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER ELECTRONIC MAIL SYSTEM.

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